UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 1-9052

A.                                    Full title of plan and the address of plan, if different from that of named issuer below:

THE DAYTON POWER AND LIGHT COMPANY

SAVINGS PLAN FOR COLLECTIVE BARGAINING EMPLOYEES

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DPL Inc.

1065 Woodman Drive

Dayton, Ohio  45432

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 21, 2010

Dayton, Ohio

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Net Assets Available for Benefits

	At December 31,
	2009			2008
	# Shares	Amount		# Shares	Amount
ASSETS

Investments at Fair Value (Notes 2(e) and 3):

Common Stock:
DPL Inc. Common Stock	444,788	$12,276,135	*	472,161	$10,784,156	*

Money Market Fund:
Prime Reserve Fund	13,012,587	13,012,587	*	13,569,330	13,569,330	*

Mutual Funds:
Equity Income Fund	366,429	7,691,348	*	375,516	6,413,812	*
Equity Index 500 Fund	219,408	6,588,810	*	225,228	5,461,783	*
New Horizons Fund	207,894	5,317,937	*	212,891	3,787,333	*
Spectrum Income Fund	301,060	3,555,523	*	254,967	2,633,810	*
Blue Chip Growth Fund	103,324	3,385,931	*	99,576	2,291,236
International Stock Fund	120,382	1,516,812		105,437	890,945
Retirement 2020 Fund	98,475	1,437,738		69,851	776,042
Retirement 2010 Fund	92,183	1,285,958		100,267	1,123,988
Pimco Total Return Admin	110,346	1,191,737		31,353	317,922
Retirement 2015 Fund	85,863	916,160		83,786	695,425
Retirement 2005 Fund	64,564	674,045		67,602	584,079
Mid-cap Growth Fund	9,648	458,190		5,522	180,387
Retirement 2030 Fund	27,663	418,259		18,867	210,554
Mid-cap Value Fund	18,803	389,598		14,546	207,579
Retirement 2035 Fund	33,655	358,421		16,580	129,160
Retirement 2025 Fund	28,010	297,183		23,010	182,699
Retirement 2045 Fund	28,631	289,176		15,374	113,459
Small-cap Value Fund	7,971	234,991		4,299	101,038
Retirement 2050 Fund	25,273	214,316		10,228	63,411
Retirement 2040 Fund	12,264	185,801		5,917	65,566
Vanguard Int Termbond IDX, SIG	14,294	153,227		5,095	53,501
Retirement Income Fund	7,358	89,841		1,535	15,845
Retirement 2055 Fund	2,049	17,167		319	1,955
Total Mutual Funds		36,668,169			26,301,529

Participant Loans (Note 1(h))		468,004			—

Total Investments		62,424,895			50,655,015

Un-invested Cash		—			57,274

LIABILITIES

Excess Contributions Payable		38,478			—

Net Assets Available for Benefits		$62,386,417			$50,712,289

*Investments that exceed 5% of Net Assets Available for Benefits.

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2009	2008
Investment Income (Loss) (Notes 2(e) and 3):
Net Appreciation/(Depreciation) in Fair Value of Investments:
Common Stock:
DPL Inc. Common Stock	$2,176,962	$(2,974,936)

Mutual Funds:
Equity Income Fund	1,380,887	(4,164,809)
Equity Index 500 Fund	1,254,916	(3,450,618)
New Horizons Fund	1,608,565	(2,646,179)
Spectrum Income Fund	386,183	(535,645)
Blue Chip Growth Fund	986,831	(1,723,177)
International Stock Fund	614,879	(954,760)
Retirement 2020 Fund	292,673	(364,638)
Retirement 2010 Fund	293,977	(486,466)
Pimco Total Return Fund	60,592	(7,981)
Retirement 2015 Fund	202,502	(314,560)
Retirement 2005 Fund	117,561	(197,305)
Mid-cap Growth Fund	120,615	(118,670)
Retirement 2030 Fund	94,892	(64,437)
Mid-cap Value Fund	105,331	(109,608)
Retirement 2035 Fund	67,249	(64,498)
Retirement 2025 Fund	71,501	(101,759)
Retirement 2045 Fund	65,252	(50,061)
Small-cap Value Fund	50,560	(36,416)
Retirement 2050 Fund	44,329	(22,994)
Retirement 2040 Fund	40,961	(26,738)
Vanguard Int Termbond IDX, SIG	2,005	872
Retirement Income Fund	14,360	(1,273)
Retirement 2055 Fund	3,000	(1,113)
Total Mutual Funds	7,879,621	(15,442,833)

Total Net Appreciation/(Depreciation)	10,056,583	(18,417,769)

Interest and Dividend Income	1,188,127	2,142,762

Net Investment Income (Loss)	11,244,710	(16,275,007)

Transfer from other Company sponsored plan (Note 4)	339,697	1,330,437
Participant Contributions (Note 4)	3,661,239	3,332,796

	15,245,646	(11,611,774)

Deductions in Net Assets Attributable to:
Transfer to other Company sponsored plan (Note 6)	—	(186,569)
Benefits Paid to Participants	(3,571,518)	(5,153,927)
Total Deductions	(3,571,518)	(5,340,496)

Net Increase (Decrease)	11,674,128	(16,952,270)

Net Assets Available for Benefits:
Beginning of year	50,712,289	67,664,559

End of year	$62,386,417	$50,712,289

The accompanying notes are an integral part of the financial statements.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

Note 1 - Plan Description:

(a)  General

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees (the Plan), effective November 1, 1986, as amended, was established by the Board of Directors of The Dayton Power and Light Company (the Company) to provide eligible union employees of the Company with a 401(k) plan.  The Plan is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.  A union employee becomes eligible for the Plan on the first day of the first month following thirty days of employment.

(b) Participant Contributions

An eligible participant may execute a salary reduction agreement directing the Company to contribute to the Plan on behalf of the participant up to 85 percent (in whole percentages) of regular compensation.  In addition, the participant may contribute up to 85 percent (in whole percentages) of any incentive compensation.  Both salary reduction and incentive compensation contributions are subject to certain Internal Revenue Service (IRS) limitations.  Participants who would have attained age 50 before the close of the plan year are eligible to make additional “catch-up” contributions, subject to certain IRS limitations.

Effective October 1, 2006, all new employees are automatically enrolled in the Plan at a default contribution rate of 3 percent which is invested in the Retirement Income Fund appropriate for the participant’s age.  Employees may opt out of this automatic election or choose to change the percentage of deferrals.

Participants may also elect to direct a portion of funds from a Company sponsored welfare benefit plan, another component of compensation, into the Plan.  Contributions from this plan were $169,108 and $134,814 for the years ended December 31, 2009 and 2008, respectively, and are included within Participant Contributions on the Statement of Changes in Net Assets Available for Benefits.

(c)  Employer Contributions

The Company may match $1.50 for every $1.00 of participant contributions, up to $1,700 annually, with DPL Inc. common stock, held in a separate DPL Inc. Employee Stock Ownership Plan (ESOP Plan).

(d)  Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Employer matching contributions are held in the ESOP and are cliff-vested 100 percent after three years’ service.  Forfeitures of employer matching contributions held in the ESOP Plan are used to reduce future employer matching contributions.

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

(e)  Participant Accounts

Each participant’s account is credited with the participant’s elective deferrals and an allocation of employer contributions (if any), Plan earnings (losses) and any Plan expenses the Company may not elect to pay.  Participants can self-direct their contributions to a variety of investment options offered by the Plan with varied risk and return potential.

(f)  Payment of Benefits

In general, participants are eligible for lump-sum distributions upon termination of their employment and the submission and subsequent approval of an application for benefits.  Earlier distributions can occur for a Qualified Domestic Relations Order, death or disability.  Otherwise, distribution must occur within 60 days after the plan year in which the latest of the following events occurs:  65th birthday; 10th anniversary of participation in the Plan; or termination of employment.  Participants are allowed to take distributions during employment if older than 59-1/2 and/or for a hardship as defined in the Plan document.

Additionally, the Plan allows for automatic payment of a participant’s vested balance upon termination, provided that the vested balance is $1,000 or less and the participant is less than 65 years old.

(g)  Plan Termination

Although the Company expects the Plan to continue indefinitely, it reserves the right to discontinue employer contributions or terminate the Plan at any time.  If the Plan should be terminated, in whole or in part, participants will be entitled to withdraw the full value of their accounts, or to the extent allowed by law.

(h)  Participant Loans

The plan was amended, effective September 29, 2009 to allow a participant to receive a loan from the Plan in accordance with policy established by the Plan administrator.  Any such loan or loans must be a minimum of $1,000 and shall not exceed the lesser of 50% of the participant’s vested account balance or $50,000.  Participants will not be entitled to receive a loan more frequently than once in any 12 month period of time.  Loans must be paid back within 60 months (unless the loan is used to acquire a principal residence) to prevent the loan from being treated as a distribution.  Loan payments must be made through payroll deductions while the participant is employed.

Note 2 - Summary of Significant Accounting Policies:

(a)  Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (FASC).

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

(b)  Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from these estimates.

(c)  Payment of Benefits

Benefits are recorded when paid.

(d)  Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (SEC).

(e)  Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Participant loans are valued at their unpaid balances, which approximate fair value.  Investments in mutual funds and money market funds are reported at fair value based on the fair value of the underlying net assets of the funds as determined by those funds.

Realized and unrealized gains and losses are based on the difference between the fair values of the investments at the beginning of the year or the purchase dates, and the fair values at the end of the year or the sales dates, as applicable, and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Purchases and sales of investments are recorded on a trade-date basis.  Dividend income is recorded on an ex-dividend basis. Capital gain distributions are included in dividends.  Interest income is recorded on an accrual basis.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  These inputs are then categorized as Level 1 (quoted prices in active markets for identical assets or liabilities); Level 2 (observable inputs such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active); or Level 3 (unobservable inputs).

Valuations of assets and liabilities reflect the value of the instrument including the values associated with counterparty risk.  We include our own credit risk and our counterparty’s credit risk in our calculation of fair value using the Global Corporate Cumulative Average Default Rates.

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

The fair value of assets measured on a recurring basis and the respective category within the fair value hierarchy was determined as follows:

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2009	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$12,276,135	$12,276,135	$—	$—
Money Market Fund	13,012,587	—	13,012,587	—
Mutual Funds	36,668,169	—	36,668,169	—
Participant Loans	468,004	—	—	468,004
Total	$62,424,895	$12,276,135	$49,680,756	$468,004

Assets Measured at Fair Value on a Recurring Basis

		Level 1	Level 2	Level 3
	Fair Value at December 31, 2008	Based on Quoted Prices in Active Market	Based on Other Observable Inputs	Unobservable Inputs
Assets
Common Stock	$10,784,156	$10,784,156	$—	$—
Money Market Fund	13,569,330	—	13,569,330	—
Mutual Funds	26,301,529	26,301,529	—	—
Total	$50,655,015	$37,085,685	$13,569,330	$—

Level 1 inputs are used for DPL Inc. common stock.  The fair value is determined by reference to quoted market prices and other relevant information generated by market transactions.  For 2008, Level 1 was also used for open-ended mutual funds held by the Plan using the end of day Net Asset Value (NAV) traded in an active exchange market.  During 2009, Accounting Standards Update (ASU) 2009-12 — “Investments in Certain Entities that Calculate Net Asset Value per Share” was issued which updated guidance in FASC 820-10-35-58 indicating that assets valued using the NAV should be classified as Level 2 if an entity can redeem its investment with the investee at the NAV at the measurement date and otherwise as Level 3.  Accordingly, for 2009, open-ended mutual funds held by the Plan were valued using the end of day NAV and are categorized as Level 2.  Level 3 inputs are used to value participant loans held by the Plan using the unpaid balances at the end of the period, which approximate fair value.

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

Net Asset Value per Unit

The following table discloses the fair value and redemption frequency for those assets whose fair value is estimated using the NAV per unit as of December 31, 2009.  These assets are part of the Plan and exclude DPL Inc. common stock which is valued using quoted market prices and Participant Loans which are valued at cost and not the NAV.  Fair values estimated using the net asset value per unit are considered Level 2 inputs within the fair value hierarchy, unless they cannot be redeemed at the NAV on the reporting date.  Investments that have restrictions on the redemption of the investments would be Level 3 inputs.  As of December 31, 2009, the Plan did not have any investments for sale at a price different than NAV.

Fair Value Estimated using Net Asset Value per Unit

Investment	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Equity Mutual Funds (a)	$25,583,617	$—	Immediate	None
Fixed Income Mutual Funds (b)	4,900,487	—	Immediate	None
Target Maturity Mutual Funds (c)	6,184,065	—	Immediate	None
Subtotal	$36,668,169	$—
Money Market Mutual Fund (d)	13,012,587	—	Immediate	None
Total	$49,680,756	$—

(a)   This category includes investments in equity securities of large, small and medium sized companies and equity securities of foreign companies including those in developing countries. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(b)   This category includes investments in investment-grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade. The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(c)   This category includes investments in equity and fixed-income securities including equity investments of large, small and medium sized companies and equity securities of foreign companies including those in developing countries as well as investment-grade fixed-income instruments, US dollar-denominated debt securities of emerging market issuers and high yield fixed-income securities that are rated below investment grade.  The funds are valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category can be redeemed immediately at the current net asset value per unit.

(d)   This category includes investments in a money market mutual fund.  The fund is valued using the net asset value method in which an average of the market prices for the underlying investments is used to value the fund.  Investments in this category are highly liquid and can be redeemed immediately at the current net asset value per unit.

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2009.

Participant Loans
Balance, beginning of the year	$—
Purchases, sales, issuances and settlements, net	468,004
Balance, end of year	$468,004

Note 3 - Related Party Transactions (Parties-in-Interest):

Certain Plan investment purchases and sales are shares of mutual funds managed by T. Rowe Price.  T. Rowe Price is the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.  During the years ended December 31, 2009 and 2008, such purchases were $8,350,423 and $10,102,075, respectively, and such sales totaled $6,420,368 and $8,939,929, respectively.

Certain Plan investment purchases and sales are shares of DPL Inc. common stock.  During the years ended December 31, 2009 and 2008, purchases of DPL Inc. common stock were $1,149,286 and $1,650,645, respectively, and sales of DPL Inc. common stock totaled $1,834,269 and $1,223,017, respectively.  The ending balance of DPL Inc. common stock represents approximately 19.7% and 21.3% of the Plan’s total investments as of December 31, 2009 and 2008, respectively.

Note 4 - Contributions:

Employee contributions withheld by the Company are paid into the Plan as soon as administratively possible.

The Plan allows all participants to make a quarterly election to transfer into the Plan any of their vested DPL Inc. ESOP shares.  Such transfers during 2009 and 2008 totaled $339,697 and $1,330,437, respectively.

Note 5 - Administrative Expenses:

The Plan is administered by the Company, without charge to the Plan, and T. Rowe Price Trust Company is the trustee.  The Company has elected to pay a portion of the fees incurred in the administration of the Plan including the trustee’s compensation and expenses.

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

Note 6 - Benefits:

There were no benefit obligations to participants who have withdrawn from the Plan at December 31, 2009 and 2008.

In 2009 and 2008, there were outgoing transfers of $0 and $186,569, respectively, between the Plan and the Company’s Employee Savings Plan for non-union employees. These transfers reflect the movement of savings for employees who have changed from union to non-union status.

Note 7 - Federal Income Taxes:

The Plan is designed and being operated to be exempt from federal income tax as a qualified employee benefit plan under Sections 401(a) and 501(a) of the Internal Revenue Code (IRC).  The Plan received a determination letter from the IRS dated February 11, 2003 indicating the Plan is so qualified.   The Plan has been amended since receiving this determination letter.  However, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable IRC requirements and continues to be tax exempt as of December 31, 2009.

There are no uncertain tax positions with respect to the Plan and the Plan has no tax positions that are expected to significantly increase or decrease over the next twelve months.  The Plan is subject to normal statute of limitations in regards to tax examinations.  With few exceptions, the Plan is no longer subject to income tax examinations for years before 2006.  No interest or penalties have been recognized in the Plan’s financial statements.

Note 8 — Risks and Uncertainties:

Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the fair value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Note 9 — Recent Accounting Pronouncements:

Accounting Standards Codification

During 2009, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles,” as codified in the FASC Topic 105 “Generally Accepted Accounting Principles.”  SFAS 168 makes the FASB Accounting Standards Codification (FASC) the single source of generally accepted accounting principles (GAAP) in the United States.  The FASC does not change GAAP, but introduces

(continued)

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

Notes to Financial Statements

December 31, 2009 and 2008

a new structure, organized by accounting topics, designed to simplify user access to all authoritative literature related to a particular topic.  All prior authoritative documents were superseded and all other accounting literature not included in the FASC is considered non-authoritative.  As a result, prior GAAP references are no longer applicable.  Where applicable, the Plan has replaced prior GAAP references with the new FASC references.

Fair Value Measurements and Disclosures

In August 2009, the FASB issued Accounting Standards Update (ASU) 2009-05, “Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value,” which amends FASC Topic 820, “Fair Value Measurements and Disclosures.”  ASU 2009-05 clarifies the measurement of liabilities at fair value in the absence of observable market information.  ASU 2009-05 is effective for the Plan’s first reporting period beginning January 1, 2010.  The adoption of ASU 2009-05 is not expected to have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU 2010-06 “Fair Value Measurements and Disclosures” effective for annual reporting periods beginning after December 15, 2009.  We expect to adopt this ASU on January 1, 2010.  This standard updates FASC Topic 820, “Fair Value Measurements and Disclosures” (FASC 820).  ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and higher level of disaggregation for the different types of financial instruments.  For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements should be presented separately.  We do not expect these new rules to have a material impact on the Plan’s financial statements.

Subsequent Events

During 2009, we adopted Statement of Financial Accounting Standard (SFAS) No. 165, “Subsequent Events” (as codified in the FASC Topic 855, “Subsequent Events”).  SFAS 165 clarifies the accounting and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.  SFAS 165 also requires management to disclose the date through which subsequent events were evaluated and whether that date represents the date the financial statements were issued or were available to be issued.  The adoption of SFAS 165 did not have a material effect the Plan’s financial statements.  Refer to Note 2(d) — Subsequent Events for additional information.

In February 2010, the FASB issued ASU 2010-09 “Subsequent Events,” effective upon issuance of the final ASU.  ASU 2010-09 addresses the interaction of FASC Topic 855 “Subsequent Events” with the reporting requirements of the Securities and Exchange Commission (SEC).  Specifically, ASU 2010-09 addresses the concern that the requirement to disclose the date that an entity’s financial statements are issued, as required in FASC Topic 855, potentially conflicts with the SEC’s guidance.  In response, ASU 2010-09 amends FASC Topic 855 such that an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated.  The amendment alleviates potential conflicts between FASC Topic 855 and the SEC’s reporting requirements.  Refer to Note 2(d) — Subsequent Events for additional information.

The Dayton Power and Light Company

Savings Plan for Collective Bargaining Employees

EIN # 31-0258470

Plan # 005

Schedule H, Line 4i — Schedule of Assets Held at End of Year

December 31, 2009

Party-in Interest	Identity of Issuer	Description of Investment	Current Value
(a)	(b)	(c)	(e)

*	DPL Inc.	DPL Inc. Common Stock Fund (444,788 shares)	$12,276,135
*	T. Rowe Price Trust Company	Prime Reserve Fund (13,012,587 shares)	13,012,587
*	T. Rowe Price Trust Company	Equity Income Fund (366,429 shares)	7,691,348
*	T. Rowe Price Trust Company	Equity Index 500 Fund (219,408 shares)	6,588,810
*	T. Rowe Price Trust Company	New Horizons Fund (207,894 shares)	5,317,937
*	T. Rowe Price Trust Company	Spectrum Income Fund (301,060 shares)	3,555,523
*	T. Rowe Price Trust Company	Blue Chip Growth Fund (103,324 shares)	3,385,931
*	T. Rowe Price Trust Company	International Stock Fund (120,382 shares)	1,516,812
*	T. Rowe Price Trust Company	Retirement 2020 Fund (98,475 shares)	1,437,738
*	T. Rowe Price Trust Company	Retirement 2010 Fund (92,183 shares)	1,285,958
*	T. Rowe Price Trust Company	Pimco Total Return Admin(110,346 shares)	1,191,737
*	T. Rowe Price Trust Company	Retirement 2015 Fund (85,863 shares)	916,160
*	T. Rowe Price Trust Company	Retirement 2005 Fund (64,564 shares)	674,045
*	Participant Loans	Interest rate of 4.25% with maturity at various dates	468,004
*	T. Rowe Price Trust Company	Mid-cap Growth Fund (9,648 shares)	458,190
*	T. Rowe Price Trust Company	Retirement 2030 Fund (27,663 shares)	418,259
*	T. Rowe Price Trust Company	Mid-cap Value Fund (18,803 shares)	389,598
*	T. Rowe Price Trust Company	Retirement 2035 Fund (33,655 shares)	358,421
*	T. Rowe Price Trust Company	Retirement 2025 Fund (28,010 shares)	297,183
*	T. Rowe Price Trust Company	Retirement 2045 Fund (28,631shares)	289,176
*	T. Rowe Price Trust Company	Small-cap Value Fund (7,971 shares)	234,991
*	T. Rowe Price Trust Company	Retirement 2050 Fund (25,273 shares)	214,316
*	T. Rowe Price Trust Company	Retirement 2040 Fund (12,264 shares)	185,801
*	T. Rowe Price Trust Company	Vanguard Int Termbond IDX, SIG (14,294 shares)	153,227
*	T. Rowe Price Trust Company	Retirement Income Fund (7,358 shares)	89,841
*	T. Rowe Price Trust Company	Retirement 2055 Fund (2,049 shares)	17,167
			$62,424,895

Note:  An (*) in column (a) identifies a person known to be a party-in-interest to the Plan.

Column (d) has been omitted, as it is not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Operating Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

The Dayton Power and Light Company Savings Plan for Collective Bargaining Employees
(Name of Plan)

Date	June 21, 2010	/s/ Joseph W. Mulpas
Joseph W. Mulpas
Vice President, Controller and Chief Accounting Officer
DPL Inc. and The Dayton Power and Light Company